November 7, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

          Pamela Howell

Re:	Axcan Intermediate Holdings Inc.

Registration Statement on Form S-4

File No. 333-153896

Filed on October 7, 2008

Ladies and Gentlemen:

On behalf of Axcan Intermediate Holdings Inc. (the “Company”), we are responding to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 27, 2008 with respect to the above referenced filing. The Company has filed today with the Commission Amendment No. 1 to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The numbers correspond to the numbers of the comments in the letter of the Staff.

We greatly appreciate the cooperation of the Staff in reviewing our responses. To facilitate your review, we are also sending supplementally to your attention in an overnight package five clean copies of Amendment No. 1, along with a copy of this letter.

Securities and Exchange Commission Attn: John Reynolds and Pamela Howell	-2-	November 7, 2008

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letter and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

RESPONSE: Attached hereto as Annex A is a letter from the Company to the staff, which includes the requested statements and representations.

2.	Please include a legality opinion of Ropes & Gray LLP with the next amendment.

RESPONSE: We have filed our legal opinion with Amendment No. 1 as Exhibit 5.1.

If you have any questions concerning Amendment No. 1 to the Registration Statement or if there is anything we can do to facilitate the Staff’s review, please feel free to contact me at (617) 951-7527 or Amanda Austin of this firm at (617) 951-7100.

Best regards,

/s/ Patrick O’Brien

Patrick O’Brien

Enclosures

cc:	Richard Tarte, Vice President, Corporate Development and General Counsel, Axcan Intermediate Holdings, Inc.

Annex A

AXCAN INTERMEDIATE HOLDINGS INC.

22 Inverness Center Parkway

Suite 310

Birmingham, AL 35242

(205) 991-8085

November 7, 2008

Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Axcan Intermediate Holdings Inc.

Registration Statement on Form S-4

File No. 333-153896

Filed on October 7, 2008

Ladies and Gentlemen:

This letter is being sent to you in accordance with the requirements set forth in the Morgan Stanley & Co. Incorporated (available June 5, 1991) no-action letter (the “Morgan Stanley Letter”), the Brown & Wood LLP (available February 7, 1997) no-action letter and the Shearman & Sterling (available July 2, 1993) no-action letter, relating to registered exchange offers.

Axcan Intermediate Holdings Inc. (the “Company”) is concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), relating to a proposed exchange offer (the “Exchange Offer”), whereby the Company would offer to exchange its 9.25% Senior Secured Notes due 2015 and 12.75% Senior Notes due 2016 (the “Exchange Notes”) for an equivalent principal amount of its previously-issued and outstanding 9.25% Senior Secured Notes due 2015 and 12.75% Senior Notes due 2016, respectively (collectively, the “Outstanding Notes”). The terms of the Exchange Notes and the Outstanding Notes are substantially identical in all respects, except that the Exchange Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the Outstanding Notes are not.

Pursuant to the requirements of the Morgan Stanley Letter, the Company hereby advises you that it is registering the Exchange Offer in reliance on the position of the staff of the Commission enunciated in the Exxon Capital Holdings Corporation (available April 13, 1989) no-action letter (the “Exxon Capital Letter”) and the Morgan Stanley Letter. The Company further represents that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in their ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In

Securities and Exchange Commission

November 7, 2008

this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the registered Exchange Offer (1) cannot rely on the position of the staff of the Commission enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus or otherwise, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such Exchange Notes. Further, the Company will include in the transmittal letter relating to the Exchange Offer a provision to the effect that, if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

The Company will commence the Exchange Offer for the Outstanding Notes after the Registration Statement is declared effective by the staff of the Commission. The Exchange Offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

Please feel free to call Patrick O’Brien (617-951-7527) at Ropes & Gray LLP if you have any questions regarding this letter.

Sincerely, AXCAN INTERMEDIATE HOLDINGS INC.

By:	/s/ Richard Tarte
Name: Richard Tarte Title: Vice President, Corporate Development and General Counsel